                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                 AMENDMENT NO. 1

                      DIGITALE TELEKABEL AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
                                (Name of Issuer)

           AMERICAN DEPOSITORY RECEIPTS REPRESENTING ORDINARY SHARES,
                          NOMINAL VALUE GERMAN MARKS 5
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25387W 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 14, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

CUSIP NO. 25387W 10 9
         -------------

  (1)     NAMES OF REPORTING PERSONS S.S. OR
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Helga Walter, IDD 470376 454 8 D
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
                 N/A
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  Name of Issuer:

            Digitale Telekabel Aktiengesellschaft.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            Rennbahnstrasse 72-74
            60528 Frankfurt am Main, Germany

ITEM 2(a).  Name of Person Filing:

            Helga Walter

ITEM 2(b).  Address of Principal Business Office:

            Schillerstrasse 32
            61440 Oberursel

ITEM 2(c).  Citizenship or State of Incorporation:

            Federal Republic of Germany

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            American Depository Receipts Representing
            Ordinary Shares, nominal value German Marks 5

ITEM 2(e).  CUSIP Number:

            25387W 10 9

ITEM 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.


            Not Applicable

ITEM 4.     Ownership.

     (a)        Amount Beneficially Owned:        0 shares.
                                             -------------------
     (b)        Percent of Class:     0%
                                     ---------

     (c)        Number of shares as to which such person has:

                (i)        sole power to vote or to
                                   direct the vote                 - 0 -
                                                                ------------

                (ii)       shared power to vote or to
                                   direct the vote                 - 0 -
                                                                ------------

                (iii)      sole power to dispose or to
                                   direct the disposition of       - 0 -
                                                                ------------

                (iv)       shared power to dispose or to
                                   direct the disposition of       - 0 -
                                                                ------------
ITEM 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.

            Not applicable.

ITEM 9.     Notice of Dissolution of Group.

            Not applicable.

ITEM 10.    Certification.

            Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 15, 2000

                                             /s/ Helga Walter
                                             -----------------------------------
                                             Helga Walter